Exhibit 99. (a)(1)(A)

APPLIED MICRO CIRCUITS CORPORATION

215 MOFFETT PARK DRIVE

SUNNYVALE, CALIFORNIA 94089

(858) 450-9333

OFFER TO EXCHANGE

OUTSTANDING OPTIONS

TO PURCHASE COMMON STOCK April 6, 2007

APPLIED MICRO CIRCUITS CORPORATION

OFFER TO EXCHANGE OUTSTANDING OPTIONS

THE OFFER EXPIRES AT 5:00 P.M., U.S. PACIFIC TIME,

ON MAY 10, 2007, UNLESS WE EXTEND THE OFFER

We are offering eligible employees the opportunity to exchange outstanding options to purchase shares of our common stock that have an exercise price that is equal to or greater than $4.90 per share (Eligible Option Grants) for a reduced number of Restricted Stock Units (Restricted Stock Units) to be granted under our 2000 Equity Incentive Plan (Offer). If you are an eligible employee and wish to accept this Offer, you must complete an election form agreeing to exchange one or more of your Eligible Option Grants for Restricted Stock Units and specifying the number of Eligible Option Grants to be exchanged. This Offer is currently expected to expire at 5:00 p.m., U.S. Pacific Time, on May 10, 2007, unless we extend the Offer to a later date (Expiration Date).

The Offer will be open to all persons (Eligible Employees) that as of the commencement of the Offer are employed by us or our Canadian subsidiary, Applied Micro Circuits Corporation Canada (AMCC Canada). However, members of our Board of Directors and our executive officers will not be eligible to participate in the Offer.

The ratio of shares subject to Eligible Option Grants cancelled to Restricted Stock Units issued ranges from 2.5-to-1 to 20-to-1. These exchange ratios are intended to result in the issuance of Restricted Stock Units that have a fair value approximately equivalent to the fair value of the cancelled options they replace as of the date this Offer is commenced, determined using an option valuation model.

If you are an Eligible Employee, you may exchange one or more of your outstanding Eligible Option Grants for Restricted Stock Units. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange all unexercised shares that are subject to each Eligible Option Grant that you tender in this Offer. Your election to exchange one or more of your outstanding Eligible Option Grants for Restricted Stock Units is entirely voluntary and may not be withdrawn or changed after the stated time on the Expiration Date.

Each Restricted Stock Unit issued in the Offer will represent a right to receive one share of our common stock on a specified future date when the Restricted Stock Unit vests through an Eligible Employee’s continued employment. The Restricted Stock Units will be subject to vesting semi-annually over two years from the date the Restricted Stock Units are granted, which is expected to be shortly after the Expiration Date.

IF YOU EXCHANGE ONE OR MORE ELIGIBLE OPTION GRANTS FOR RESTRICTED STOCK UNITS AND YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES FOR ANY REASON BEFORE THE SECOND ANNIVERSARY OF THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, THEN YOU WILL FORFEIT ANY RESTRICTED STOCK UNITS THAT REMAIN UNVESTED AT THE TIME YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES.

We are making this Offer upon the terms, and subject to the conditions, described in this Offer (and attachments hereto) and in the related cover letter and attached Summary Term Sheet and Questions and Answers (which together, as they may be amended from time to time, constitute the Offer). Without limiting the preceding sentence, this Offer is subject to conditions that we describe in Section 6 of the Offer.

ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTION GRANTS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR ELIGIBLE OPTION GRANTS.

Shares of our common stock are quoted on The Nasdaq Stock Market (Nasdaq) under the symbol “AMCC”. On April 5, 2007, the closing price of our common stock as reported on Nasdaq was $3.50. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Option Grants.

Our stockholders recently approved amendments to our Certificate of Incorporation to effect a reverse stock split of our common stock pursuant to which any whole number of outstanding shares between two and four would be combined into one share of common stock, and authorized our Board of Directors to select and file one such amendment. In the event that our Board of Directors decides to implement the reverse stock split prior to the Expiration Date, the threshold exercise price for participating in the Offer, as well as the range of exercise prices applicable to each exchange ratio in the Offer, will be adjusted proportionately. Alternatively, in the event our Board of Directors decides to implement the reverse stock split between the Expiration Date and the issuance of the Restricted Stock Units, the number of shares to be covered by the Restricted Stock Units to be issued in the Offer will be adjusted proportionately.

If you have any questions regarding the Offer, please consult the Summary Term Sheet and Questions and Answers. If the Summary Term Sheet or the Questions and Answers do not answer your questions, or if you need assistance completing the related documentation, please contact Stock Administration at (858) 535-3445 or stockadm@amcc.com.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

Your election to exchange one or more of your Eligible Option Grants is voluntary. If you decide to participate in this Offer, you must properly complete the Election Form found at http://sp.amcc.com/finance/stockadmin/default.aspx and submit it in accordance with its instructions before 5:00 p.m. U.S. Pacific Time on the Expiration Date (currently May 10, 2007), or on a later date if we extend the Offer. If you do not submit the Election Form by the stated time on the Expiration Date, you will be deemed to have rejected the Offer. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.

Our Board of Directors recognizes that the decision to accept or reject the Offer is an individual one that should be based on a variety of factors. You should consult your personal advisors if you have questions about your financial and/or tax situation. The information about this Offer is limited to this document, the attached Summary Term Sheet and Questions and Answers.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTION GRANTS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, THE ATTACHED SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

GLOSSARY

2000 Plan means our 2000 Equity Incentive Plan. All Restricted Stock Units will be issued under the 2000 Plan.

AMCC Canada means our Canadian subsidiary, Applied Micro Circuits Corporation Canada.

Commencement Date means the date that we first provide to Eligible Employees the opportunity to participate in this Offer and the means to exchange Eligible Option Grants.

Company Option Plans means our 1992 Equity Incentive Plan, our 2000 Plan, the MMC Networks, Inc. 1997 Stock Plan, the JNI Corporation 2000 Non-Qualified Stock Option Plan, the 3ware, Inc. 1997 Stock Option Plan, and the Raleigh Technology Corp. Equity Compensation Plan.

Eligible Employees means all persons that as of the commencement of the Offer are employed by us or AMCC Canada, excluding members of our Board of Directors and our executive officers.

Eligible Option Grants means all outstanding stock options held by Eligible Employees that have an exercise price that is equal to or greater than $4.90 per share.

As used in these materials, employed and employment does not include service as a member of our Board of Directors.

Expiration Date means the time that this Offer will expire, which is currently set to be at 5:00 p.m., U.S. Pacific Time on May 10, 2007, unless we extend the Offer to a later date.

Fair Market Value means the closing price of our common stock as reported on Nasdaq on the Expiration Date (or, if no sales are reported on such date, then the closing price of our common stock on the first day prior to such date on which there is a reported sale).

Nasdaq means The Nasdaq Stock Market.

Offer means this offer to exchange Eligible Option Grants for Restricted Stock Units.

Restricted Stock Units means Restricted Stock Units issued pursuant to this Offer in exchange for the Eligible Option Grants.

SEC means the United States Securities and Exchange Commission.

Schedule TO means the Tender Offer Statement filed by us with the SEC in connection with this Offer.

SUMMARY TERM SHEET

The following is a summary of the material terms of this Offer. We urge you to read carefully the remainder of this Offer, the Questions and Answers and the Schedule TO, because the information in this summary is not complete and additional important information is contained in the remainder of this Offer and the Schedule TO. We have included cross-references to the relevant sections of this Offer where you can find a more complete description of the topics discussed in this summary.

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Offer. We are offering Eligible Employees the opportunity to exchange Eligible Option Grants for a reduced number of Restricted Stock Units. Eligible Option Grants are outstanding options with an exercise price equal to or greater than $4.90 per share. (See Section 1)

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Eligible Employees. The Offer will be open to all persons that as of the Commencement Date are employed by us or AMCC Canada, excluding members of our Board of Directors and our executive officers, who will not be eligible to participate in the Offer.

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Voluntary Participation; Exchange. Your participation in this Offer is voluntary. You may exchange one or more of your Eligible Option Grants for Restricted Stock Units. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange all unexercised shares that are subject to each Eligible Option Grant that you tender in this Offer.

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Exchange Ratios. We have established seven exchange ratios for Eligible Option Grants depending on their exercise prices. The following table sets forth the seven exchange ratios and the range of exercise prices applicable to each exchange ratio:

Exercise Price Range	Exchange Ratio: Stock Option Shares per Restricted Stock Unit
$4.90 - $5.50	2.5 to 1
$5.51 - $6.25	3.2 to 1
$6.26 - $7.00	5.5 to 1
$7.01 - $10.00	6 to 1
$10.01 - $15.00	12 to 1
$15.01 - $20.00	15 to 1
$20.01 and above	20 to 1

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Restricted Stock Units. Restricted Stock Units issued in the Offer will be completely unvested at the time they are granted and will become vested on the basis of an Eligible Employee’s continued employment with us or one of our subsidiaries. The Restricted Stock Units will vest in equal semi-annual installments over two years measured from the date of grant, regardless of the extent to which the corresponding Eligible Option Grants were vested upon surrender. If you exchange Eligible Option Grants for Restricted Stock Units and your employment with us or one of our subsidiaries terminates for any reason before the second anniversary of the date the Restricted Stock Units are granted, then you will forfeit any Restricted Stock Units received that remain unvested at the time your employment with us or one of our subsidiaries terminates. Under the terms of the 2000 Plan, all stock awards, including Restricted Stock Units, held by persons whose service with us has not terminated generally have one year of additional vesting in the event of certain change-in-control transactions.

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Other Terms and Conditions of Restricted Stock Units. An Eligible Employee is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her Restricted Stock Units. However, Eligible Employees generally will recognize taxable income upon settlement of the Restricted Stock Units that is subject to income and employment tax and/or social security contribution withholding. If you are an employee of AMCC Canada, the tax consequences for your Restricted Stock Units may differ (see Schedule B). We may elect to satisfy our tax withholding obligations by deducting from the shares of common stock that would otherwise be issued in settlement of Restricted Stock Units a number of whole shares having a fair market value that does not exceed the applicable minimum statutory withholding rate. Alternatively, we may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. All other terms and conditions of the Restricted Stock Units issued in the Offer will be substantially the same as those that apply generally to Restricted Stock Units granted under the 2000 Plan.

•	Timing. We commenced this Offer on April 6, 2007. The Expiration Date of this Offer is currently May 10, 2007, but we may extend this Offer to a later date.

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Eligibility. If for any reason you are not employed by us or AMCC Canada on the Commencement Date, you will not be eligible to participate in this Offer. If you are not employed by us or one of our subsidiaries on the Expiration Date or the date your Restricted Stock Units are granted, you will not be eligible to receive Restricted Stock Units and your cancelled options will not be reinstated. Options held by our executive officers and members of our Board of Directors, as well as those held by employees of our subsidiaries other than AMCC Canada as of the Commencement Date, may not be exchanged in this Offer.

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Election. To make your election to accept this Offer, you must properly complete and deliver an Election Form before 5:00 p.m., U.S. Pacific Time, on the Expiration Date in accordance with the procedures described in this Offer. You may change or withdraw your election at any time prior to 5:00 p.m., U.S. Pacific Time, on the Expiration Date by following similar procedures. You may not withdraw or change your election after the stated time on the Expiration Date. (See Sections 3 and 4)

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Conditions to this Offer. This Offer is subject to a number of conditions. If any of the conditions to which this Offer is subject occurs, we may terminate or amend this Offer, or we may postpone or forego our acceptance of any Eligible Option Grants for exchange. (See Section 6)

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Trading Price for Our Common Stock. Shares of our common stock are traded on Nasdaq under the symbol “AMCC”. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Option Grants. (See Section 7)

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Tax Consequences. The exchange of Eligible Option Grants for Restricted Stock Units pursuant to this Offer should be treated as a non-taxable exchange and neither we nor any of our employees should recognize any income for U.S. federal income tax purposes upon the surrender of eligible options and the grant of Restricted Stock Units. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences described in the preceding sentence. (U.S. employees – See Section 13; Employees of AMCC Canada – See Schedule B)

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Amendment and Termination. As long as we comply with applicable laws, we may amend or terminate this Offer in any way. We will notify you if we amend or terminate this Offer. We may be required to extend this Offer in the event we materially change the terms of this Offer. (See Section 14)

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Reverse Stock Split. Our stockholders recently approved amendments to our Certificate of Incorporation to effect a reverse stock split of our common stock pursuant to which any whole number of outstanding shares between two and four would be combined into one share of common stock, and authorized our Board of Directors to select and file one such amendment. In the event that our Board of Directors decides to implement the reverse stock split prior to the Expiration Date, the threshold exercise price for participating in the Offer, as well as the range of exercise prices applicable to each exchange ratio in the Offer, will be adjusted proportionately. Alternatively, in the event our Board of Directors decides to implement the reverse stock split between the Expiration Date and the issuance of the Restricted Stock Units, the number of shares to be covered by the Restricted Stock Units to be issued in the Offer will be adjusted proportionately.

THE OFFER

1.	NUMBER OF OPTIONS; EXPIRATION DATE.

We are offering to exchange a reduced number of Restricted Stock Units for Eligible Option Grants held by persons (Eligible Employees) that as of the commencement of the Offer are employed by us or our Canadian subsidiary, Applied Micro Circuits Corporation Canada (AMCC Canada). However, members of our Board of Directors and our executive officers will not be eligible to participate in the Offer.

Eligible Option Grants are all outstanding options that were granted under our 1992 Equity Incentive Plan, our 2000 Equity Incentive Plan (2000 Plan), the MMC Networks, Inc. 1997 Stock Plan, the JNI Corporation 2000 Non-Qualified Stock Option Plan, the 3ware, Inc. 1997 Stock Option Plan, and the Raleigh Technology Corp. Equity Compensation Plan (Company Option Plans) and that have an exercise price that is equal to or greater than $4.90 per share of common stock. As of March 31, 2007, approximately 49,944,884 shares of our common stock were covered by options outstanding under the Company Option Plans, of which 9,888,782 shares were covered by Eligible Option Grants.

Your participation in this Offer is voluntary. You may exchange one or more of your Eligible Option Grants. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange all unexercised shares that are subject to each Eligible Option Grant that you tender in this Offer. This Offer is subject to the terms and conditions described in this Offer and the attached Summary Term Sheet and Questions and Answers. We will only accept Eligible Option Grants that are properly exchanged and not validly withdrawn in accordance with Section 5 of this Offer before the Offer expires on the Expiration Date.

The ratio of shares subject to Eligible Option Grants cancelled to Restricted Stock Units issued ranges from 2.5-to-1 to 20-to-1. These exchange ratios are intended to result in the issuance of Restricted Stock Units that have a fair value approximately equivalent to the fair value of the cancelled Eligible Option Grants they replace as of the date this Offer is commenced (Commencement Date), determined using an option valuation model.

Each Restricted Stock Unit issued in the Offer will represent a right to receive one share of our common stock on a specified future date when the Restricted Stock Unit vests through an Eligible Employee’s continued employment. The Restricted Stock Units will be subject to vesting semi-annually over two years from the date the Restricted Stock Units are granted, which is expected to be shortly after the Expiration Date.

If you exchange any Eligible Option Grants under the Company Option Plans, then your Restricted Stock Units will be granted under the 2000 Plan.

Our stockholders recently approved amendments to our Certificate of Incorporation to effect a reverse stock split of our common stock pursuant to which any whole number of outstanding shares between two and four would be combined into one share of common stock, and authorized our Board of Directors to select and file one such amendment. In the event that our Board of Directors decides to implement the reverse stock split prior to the Expiration Date, the threshold exercise price for participating in the Offer, as well as the range of exercise prices applicable to each exchange ratio in the Offer, will be adjusted proportionately. Alternatively, in the event our Board of Directors decides to implement the reverse stock split between the Expiration Date and the issuance of the Restricted Stock Units, the number of shares to be covered by the Restricted Stock Units to be issued in the Offer will be adjusted proportionately.

IF YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES AFTER YOU TENDER YOUR OPTIONS BUT PRIOR TO THE EXPIRATION DATE, YOU ARE NOT ELIGIBLE TO PARTICIPATE IN THE OFFER. IF YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES FOLLOWING THE EXPIRATION DATE AND PRIOR TO THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, YOU WILL NOT RECEIVE ANY RESTRICTED STOCK UNITS OR ANY

OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN EXCHANGED AND THE EXCHANGED ELIGIBLE OPTION GRANTS WILL NOT BE REINSTATED. IF THE OPTIONS THAT YOU TENDERED FOR EXCHANGE HAVE AN EXERCISE PRICE THAT IS LESS THAN $4.90 PER SHARE, THEY ARE NOT ELIGIBLE TO BE EXCHANGED IN THE OFFER. PARTICIPATION IN THIS OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN EMPLOYED BY US OR ANY OF OUR SUBSIDIARIES.

IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE OR THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

IF YOU EXCHANGE ELIGIBLE OPTION GRANTS FOR RESTRICTED STOCK UNITS AND YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES FOR ANY REASON BEFORE THE SECOND ANNIVERSARY OF THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, THEN YOU WILL FORFEIT ANY RESTRICTED STOCK UNITS RECEIVED THAT REMAIN UNVESTED AT THE TIME YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES.

The Expiration Date of this Offer means 5:00 p.m., U.S. Pacific Time, on May 10, 2007, unless we, in our discretion, extend the Offer. If we extend the Offer, the term Expiration Date will refer to the latest time and date at which the Offer expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the Offer.

We will publish a notice if we decide to amend this Offer and take any of the following actions:

•	increase or decrease what we will give you in exchange for your Eligible Option Grants;

•	increase or decrease the number of Eligible Option Grants that can be exchanged in the Offer; or

•	extend or terminate the Offer.

If the Offer is scheduled to expire within ten business days from the date we notify you of such an amendment, we also intend to extend the Offer for a period of ten business days after the date the notice is published.

A business day means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight.

2.	PURPOSE OF THE OFFER.

Historically, we have regularly granted stock options to virtually all of our employees. When our Compensation Committee approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is typically equal to or greater than the market price of a share of our common stock on the date the option is granted. Thus, an employee receives value only if he or she exercises an option and later sells the purchased shares at a price that exceeds the option’s exercise price.

Like many technology companies, our stock price has experienced a significant decline during the last several years. In the late 1990’s, communication service providers began investing in data networks to meet the rapidly growing demands of their customers. During this period of rapid expansion, communication equipment suppliers placed increased orders with us and their other suppliers to ensure that they had the components needed to fulfill the expected growth in demand for networking equipment. This resulted in inventory levels expanding at the equipment suppliers, contract manufacturers, distributors, and component suppliers like us. This environment changed suddenly at the beginning of 2001. Many of the communication service providers decreased capital expenditures on networking equipment and many of the emerging carriers were unable to attract sufficient customers and failed. Due to this downturn, we experienced a significant drop in sales and orders of our products and a sharp increase in order cancellations during fiscal 2002 and 2003. Our stock price declined dramatically.

Since this downturn, we have undertaken a number of initiatives intended to improve our performance and, in turn, increase our stock price. For example, we implemented significant restructuring activities in an effort to reduce operating costs and focus on profitable growth opportunities. In an effort to diversify our customer base and markets that we serve, we have also made several acquisitions. We acquired JNI Corporation, a provider of hardware and software products that are critical elements of storage networks, in 2003, purchased assets and licensed intellectual property associated with IBM’s PowerPRS switch fabric product line and its 400 series of embedded PowerPC® standard products in 2003 and 2004, acquired 3ware, Inc., a provider of high-performance, high-capacity storage solutions, in 2004 and acquired Quake Technologies, Inc., a leading vendor of 10 Gigabit Ethernet PHY technology, in 2006. Each of these acquisitions has presented challenges for us in integrating the acquired business and operations and successfully realizing the value of the acquisition. In 2005, we instituted significant changes with the hiring of a new Chief Executive Officer and a number of senior executive officers. Under this new leadership, we are pursuing a strategy of providing the essential building blocks for the processing, transporting and storing of information worldwide.

These efforts have not yet achieved their intended effect, and as a result, our stock price has remained at relatively low levels. Consequently, many of our employees hold options with exercise prices significantly higher than the current market price of our common stock. As of March 31, 2007, Eligible Employees held options for approximately 9,888,782 shares with exercise prices ranging from $4.90 per share to $87.24 per share. On April 5, 2007, the closing price of our common stock as reported by The Nasdaq Stock Market (Nasdaq) was $3.50. We believe that these “out of the money” options are no longer effective as performance and retention incentives, and that to enhance long-term stockholder value we need to maintain competitive employee compensation and incentive programs. An equity stake in the success of the company is a critical component of these programs. We believe the Offer will provide us with an opportunity to restore for Eligible Employees the ability to participate economically in our future growth and success.

In addition, many of the Eligible Option Grants have been out of the money for an extended period of time and, therefore, have not been exercised. As a result, we have developed a significant stock option “overhang” consisting of options which we believe are not serving their intended purpose of incentivizing employees. Assuming that 100% of Eligible Employees participate in the Offer, Eligible Option Grants covering approximately 9,888,782 shares as of March 31, 2007 would be surrendered and cancelled, while approximately 2,253,160 Restricted Stock Units would be issued, resulting in a net reduction of approximately 7,635,622 shares.

We regularly evaluate various strategic and business development opportunities, including licensing agreements, marketing arrangements, joint ventures, acquisitions and dispositions. We intend to continue to selectively pursue alliances and acquisitions that would allow us to gain access to new customers and technologies, penetrate new geographic markets and enter new product markets. In addition to the implementation of our previously announced expense reduction and restructuring initiatives and the realignment of our manufacturing and procurement strategies, we intend to continue to review the prospects of our existing businesses to determine whether any of them should be modified, restructured, sold or otherwise discontinued. Subject to the foregoing, and except as otherwise disclosed in this Offer or in our filings with the SEC, we presently have no plans, proposals or negotiations that relate to or would result in:

(a)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(b)	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c)	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)	any change in our management, including a change to the material terms of employment of any executive officer (although as part of the management changes we have instituted since 2005 in an effort to further develop our business and improve our performance, we intend to continue to identify and hire additional qualified management personnel as and when appropriate);

(e)	any change in our present Board of Directors, including a change in the number or term of directors (although as part of our Governance and Nominating Committee’s goal to assemble a strong Board of Directors with experience and expertise in corporate governance, we intend to identify and appoint one or more additional members to the Board as and when appropriate);

(f)	any other material change in our corporate structure or business;

(g)	our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(h)	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

(i)	the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934;

(j)	the acquisition by any person of any material amount of our securities or the disposition of any material amount of securities; or

(k)	any change in our Certificate of Incorporation or Bylaws, or any actions which may impede the acquisition of control of us by any person.

Neither we nor our Board of Directors makes any recommendation as to whether you should exchange your Eligible Option Grants, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this Offer and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to exchange your Eligible Option Grants.

3.	PROCEDURES.

Making Your Election. To make your election to accept or reject this Offer, you must make your election and submit the Election Form to Stock Administration via hand delivery, interoffice mail or facsimile to (858) 535-3502 before 5:00 p.m., U.S. Pacific Time, on the Expiration Date. The Election Form is found on our intranet website located at http://sp.amcc.com/finance/stockadmin/default.aspx. If you cannot use this website, please contact Stock Administration at (858) 535-3445 or stockadm@amcc.com. You do not need to return your stock option agreements for your Eligible Option Grants to effectively elect to accept the Offer as they will be automatically cancelled if we accept your Eligible Option Grants for exchange. You will be required to return your stock option agreements only upon our request.

The delivery of the Election Forms and any other required documents are at the sole risk of the option holder. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.

Determination of Validity; Rejection of Eligible Option Grants; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the number of shares subject to Eligible Option Grants and the validity, form, eligibility (including time of receipt) and acceptance of Election Forms. Neither we nor any other person is obligated to give notice of any defects or irregularities in any Election Form or otherwise in the exchange of any Eligible Option Grants, and no one will be liable for failing to give such notice. Our determination of these matters will be final and binding on all parties. We may reject any or all Election Forms or Eligible Option Grants that are exchanged to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the Eligible Option Grants that are exchanged. We may waive any of the conditions of the Offer or any defect or irregularity in any Election Form with respect to any particular Eligible Option Grants or any particular option holder. No Eligible Option Grants will be accepted for exchange until all defects or irregularities have been cured by the option holder exchanging the Eligible Option Grants, or waived by us, prior to the Expiration Date.

Our Acceptance Constitutes an Agreement. If you elect to exchange your Eligible Option Grants and you exchange your Eligible Option Grants according to the procedures described above, you will have accepted the

Offer. Our acceptance of Eligible Option Grants that are properly exchanged will form a binding agreement between us and you on the terms and subject to the conditions of this Offer.

Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept on or promptly after the Expiration Date of the Offer all Eligible Option Grants that are properly submitted to be exchanged and have not been validly withdrawn.

4.	CHANGE IN ELECTION.

You may only change your election by following the procedures described in this Section 4. You may change your election at any time before 5:00 p.m., U.S. Pacific Time, on the Expiration Date.

To change your election, you must deliver a Notice of Withdrawal, or re-deliver the Election Form, each to Stock Administration via hand delivery, interoffice mail or facsimile to (858) 535-3502, before 5:00 p.m., U.S. Pacific Time, on the Expiration Date. Each of these documents is located on our intranet website at http://sp.amcc.com/finance/stockadmin/default.aspx. If you cannot use this website, please contact Stock Administration at (858) 535-3445 or stockadm@amcc.com. The last Notice of Withdrawal or Election Form delivered by you as described above prior to 5:00 p.m., U.S. Pacific Time, on the Expiration Date will be treated as your final election with respect to the Offer.

The delivery of Election Forms, Notices of Withdrawal and any other required documents are at the sole risk of the option holder. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.

5.	ACCEPTANCE OF ELIGIBLE OPTION GRANTS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF RESTRICTED STOCK UNITS.

On the terms and subject to the conditions of this Offer, we currently expect that on or promptly after the Expiration Date, we will accept for exchange and cancel all Eligible Option Grants properly exchanged and not validly withdrawn before the Expiration Date in accordance with this Offer. The Restricted Stock Units are expected to be granted shortly after the Expiration Date.

The ratio of shares subject to Eligible Option Grants cancelled to Restricted Stock Units issued ranges from 2.5-to-1 to 20-to-1. These exchange ratios are intended to result in the issuance of Restricted Stock Units that have a fair value approximately equivalent to the fair value of the cancelled options they replace as of the Commencement Date, determined using an option valuation model.

A listing of all of your Eligible Option Grants can be viewed online by accessing your E-Trade Stock Plan Account at www.etrade.com/stockplans or by contacting AMCC Stock Administration at stockadm@amcc.com or (858) 535-3445 and requesting a personnel option status report. If you are an employee of ours or one of our subsidiaries (including an employee on a leave of absence) as of the Expiration Date but are not employed continuously by us or one of our subsidiaries (including on a leave of absence) through the date the Restricted Stock Units are granted, then you are not eligible to receive the Restricted Stock Units and any exchanged Eligible Option Grants will not be reinstated.

We will notify you as promptly as practicable after the Expiration Date if we reject your election to exchange your Eligible Option Grants. After you deliver an Election Form you will receive an email confirmation that will confirm your election and state where you can find information regarding the number of Restricted Stock Units that we will grant to you. Similarly, after you deliver a Notice of Withdrawal, you will receive an email confirmation that will confirm your election to withdraw your Eligible Option Grants from the Offer.

6.	CONDITIONS OF THE OFFER.

We will not be required to accept any Eligible Option Grants that you elect to exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Option Grants that you elect to exchange, in each case at any time on or before the Expiration Date, if we determine that any event has occurred and, in our reasonable judgment, such event makes it inadvisable for us to proceed with the Offer or to accept and cancel Eligible Option Grants that you elect to exchange:

•	any change or changes in the applicable accounting rules that cause the Offer to subject us to adverse accounting treatment.

•

any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened or pending before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Eligible Option Grants, the issuance of Restricted Stock Units, or otherwise relates to the Offer or that, in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects or materially impair the benefits we believe we will receive from the Offer; any action is threatened, pending or taken, or any approval is withheld, by any court or any authority, agency, tribunal or any person that, in our reasonable judgment, would or might directly or indirectly:

(a)	make it illegal for us to accept some or all of the Eligible Option Grants or to issue some or all of the Restricted Stock Units or otherwise restrict or prohibit consummation of the Offer or otherwise relates to the Offer;

(b)	delay or restrict our ability, or render us unable, to accept the Eligible Option Grants for exchange and cancellation or to issue Restricted Stock Units for some or all of the exchanged Eligible Option Grants;

(c)	materially impair the benefits we believe we will receive from the Offer; or

(d)	materially and adversely affect our business, condition (financial or other), income, operations or prospects.

•	there is:

(a)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; or

(b)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory.

•	another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

(a)	any person, entity or group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the Expiration Date;

(b)	any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the Expiration Date has acquired or proposed to acquire beneficial ownership of an additional 1% or more of the outstanding shares of our common stock; or

(c)	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities.

•	any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.

The conditions to the Offer are for our benefit. We may assert them in our discretion before the Expiration Date and we may waive them at any time and from time to time, whether or not we waive any other condition to the Offer.

Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

Also, if your employment with us or one of our subsidiaries terminates, whether voluntarily, involuntarily or for any other reason (including death), before your Restricted Stock Units are granted, you will not receive any Restricted Stock Grants or have a right to any Eligible Option Grants that were previously cancelled. If your employment with us or one of our subsidiaries is terminated as part of any announced reduction in force, you will fall within this category. THEREFORE, IF YOU ARE NOT EMPLOYED BY US OR ONE OF OUR SUBSIDIARIES (INCLUDING ON A LEAVE OF ABSENCE) FROM THE EXPIRATION DATE THROUGH THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, YOU WILL NOT RECEIVE ANY RESTRICTED STOCK UNITS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN ACCEPTED FOR EXCHANGE AND CANCELLED.

7.	PRICE RANGE OF COMMON STOCK.

The Eligible Option Grants subject to this Offer are not publicly traded. However, upon exercise of an Eligible Option Grant, the option holder becomes a holder of our common stock. Our common stock is quoted on Nasdaq under the symbol “AMCC.” The following table shows, for the periods indicated, the high and low sales prices per share of our common stock as reported on Nasdaq.

Quarter ended	High	Low
Fiscal Year 2008
Through April 5, 2007	$3.65	$3.41

Fiscal Year 2007
March 31, 2007	$3.97	$3.25
December 31, 2006	$3.80	$2.79
September 30, 2006	$2.96	$2.09
June 30, 2006	$4.07	$2.38

Fiscal Year 2006
March 31, 2006	$4.30	$2.51
December 31, 2005	$3.08	$2.32
September 30, 2005	$3.37	$2.57
June 30, 2005	$3.35	$2.50

On April 5, 2007, the closing price of our common stock as reported by Nasdaq was $3.50. We recommend that you obtain current market quotations for our common stock before deciding whether to elect to exchange your Eligible Option Grants.

8.	EXCHANGE RATIOS.

We have established seven exchange ratios for Eligible Option Grants depending on their exercise price. The following table sets forth the seven exchange ratios and the range of exercise prices applicable to each exchange ratio:

Exercise Price Range	Exchange Ratio: Option Shares per Restricted Stock Unit
$4.90 - $5.50	2.5 to 1
$5.51 - $6.25	3.2 to 1
$6.26 - $7.00	5.5 to 1
$7.01 - $10.00	6 to 1
$10.01 - $15.00	12 to 1
$15.01 - $20.00	15 to 1
$20.01 and above	20 to 1

The total number of Restricted Stock Units an Eligible Employee will receive with respect to a surrendered Eligible Option Grant will be determined by applying the applicable exchange ratio to the number of shares underlying the surrendered Eligible Option Grant and rounding to the nearest whole share. For example, if an Eligible Employee holds an option to purchase 1,000 shares of our common stock at an exercise price of $5.00 per share, he or she would be entitled to exchange that option for 400 Restricted Stock Units (i.e., after applying the applicable 2.5 to 1 exchange ratio set forth in the table above).

9.	SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF RESTRICTED STOCK UNITS.

Each Restricted Stock Unit issued in the Offer will represent a right to receive one share of our common stock on a specified future date when the Restricted Stock Unit vests through an Eligible Employee’s continued employment. The Restricted Stock Units will be subject to vesting semi-annually over two years from the date the Restricted Stock Units are granted, which is expected to be shortly after the Expiration Date.

The Restricted Stock Units to be granted in the Offer will be granted pursuant to the 2000 Plan. Each Restricted Stock Unit represents a right to receive one share of our common stock on a fixed settlement date, which is the date on which the Restricted Stock Unit vests, subject to the Eligible Employee’s continued employment. A participant is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her Restricted Stock Units. However, employees generally will recognize taxable income upon settlement of the Restricted Stock Units that is subject to income and employment tax and/or social security contribution withholding. Employees of AMCC Canada may be subject to different tax treatment (see Schedule B). We may elect to satisfy our tax withholding obligations by deducting from the shares of common stock that would otherwise be issued in settlement of Restricted Stock Units a number of whole shares having a fair market value that does not exceed the applicable minimum statutory withholding rate. Alternatively, we may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. All other terms and conditions of the Restricted Stock Units issued in the Offer will be substantially the same as those that apply generally to Restricted Stock Units granted under the 2000 Plan. For additional information regarding the terms of the Restricted Stock Units to be issued in the Offer, please refer to the 2000 Plan prospectus and supplement on our intranet website located at http://sp.amcc.com/finance/stockadmin/default.aspx.

If we receive and accept the exchange of all Eligible Option Grants, we will grant Restricted Stock Units to purchase a total of approximately 2,253,160 shares of our common stock. As of March 31, 2007, there were approximately 282,976,481 shares of our common stock outstanding. The common stock issuable upon exercise of the Restricted Stock Units would equal approximately 0.8% of the total shares of our common stock outstanding as of March 31, 2007.

10.	INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS INVOLVING THE ELIGIBLE OPTION GRANTS.

A list of our directors and executive officers is attached to this Offer as Schedule A. As of the close of business on March 31, 2007, our executive officers and non-employee directors (13 persons) as a group held options outstanding under the Company Option Plans to purchase a total of 12,858,905 shares of our common stock. This covered approximately 25.7% of the shares subject to all options outstanding under the Company Option Plans as of the same date. Members of our Board of Directors and our executive officers will not be eligible to participate in this Offer.

During the past 60 days, we have not issued any Eligible Option Grants and no Eligible Option Grants have been exercised. Neither we, nor, to the best or our knowledge, any member of our Board of Directors or any of our executive officers or those of our subsidiaries, nor any affiliate of ours, engaged in transactions involving Eligible Option Grants during the past 60 days.

Except as otherwise described in this Offer or in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2006, September 30, 2006 and December 31, 2006, and other than outstanding stock options and other stock awards granted from time to time to certain of our employees (including our executive officers) and members of our Board of Directors under our equity incentive plans, neither we nor, to our knowledge, any of our executive officers or members of our Board of Directors are a party to any agreement, arrangement or understanding with respect to any of our securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

11.	STATUS OF ELIGIBLE OPTION GRANTS ACQUIRED BY US IN THE OFFER.

We have designed the proposed Offer in a manner intended to ensure that the fair value of the Eligible Option Grants surrendered in the Offer is approximately equal to the fair value of the Restricted Stock Units granted in the Offer. The Offer is intended to restore competitive and appropriate equity incentives for our employees and those of AMCC Canada and to reduce our existing overhang.

Many of the Eligible Option Grants have been out of the money for an extended period of time and, therefore, have not been exercised by our employees. As a result, we have developed a significant stock option “overhang” consisting of options which we believe are not serving their intended purpose of incentivizing employees. If we implement the Offer, Eligible Option Grants surrendered under the Offer will be returned to the applicable Company Option Plan pursuant to which they were originally granted. However, with the exception of the Restricted Stock Units to be granted under the 2000 Plan pursuant to this Offer, we have discontinued the issuance of stock awards under any of the Company Option Plans other than our 1992 Equity Incentive Plan. Assuming that 100% of Eligible Employees participate in the Offer, Eligible Option Grants covering approximately 9,888,782 shares as of March 31, 2007 would be surrendered and cancelled, while approximately 2,253,160 Restricted Stock Units would be issued, resulting in a net reduction of approximately 7,635,622 shares.

12.	LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the Offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the Eligible Option Grants and the grant of Restricted Stock Units as described in the Offer. If any other approval or action should be required, we presently intend to seek such approval or take such action. This could require us to delay the acceptance of any Eligible Option Grants that you elect to exchange. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept exchanged Eligible Option Grants and to issue Restricted Stock Units is subject to conditions, including the conditions described in Section 6.

13.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

CIRCULAR 230 DISCLAIMER. THE FOLLOWING DISCLAIMER IS PROVIDED IN ACCORDANCE WITH THE INTERNAL REVENUE SERVICE’S CIRCULAR 230 (21 C.F.R. PART 10). THIS ADVICE IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY YOU FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON YOU. THIS ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF PARTICIPATION IN THE COMPANY’S EQUITY INCENTIVE PLANS. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of the material U.S. federal income tax consequences of the exchange of Eligible Option Grants for Restricted Stock Units pursuant to the Offer for those Eligible Employees subject to U.S. federal income tax. This discussion is based on the Internal Revenue Code, its legislative history, treasury regulations thereunder and administrative and judicial interpretations as of the date of the Offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders. In addition, this discussion does not address any aspect of foreign, state or local income taxation or any other form of taxation that may be applicable to an option holder. If you are an employee of AMCC Canada, the discussion in this Section 13 generally will not apply to you; instead, please see Schedule B for details regarding your tax treatment.

We recommend that you consult your own tax advisor with respect to the United States federal, state and local tax consequences of participating in the Offer, as the tax consequences to you are dependent on your individual tax situation.

We believe the exchange of Eligible Option Grants for Restricted Stock Units pursuant to the Offer will be treated as a non-taxable exchange. If you exchange outstanding incentive stock options or nonqualified stock options for Restricted Stock Units, you will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange.

Restricted Stock Units

If you participate in this Offer, you will not recognize any income or be subject to income tax withholding upon receipt of your Restricted Stock Units. However, in connection with the issuance of shares on the date or dates when your Restricted Stock Units vest you generally will recognize ordinary income equal to the fair market value of the shares. When shares are delivered to you under your Restricted Stock Units, you must make adequate provision for any sums required to satisfy applicable federal, state, local and foreign tax withholding obligations. We may withhold these sums from any amounts otherwise payable to you, through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. We may also authorize the withholding of shares in such amounts as we determine are necessary to satisfy our tax withholding obligations. Unless the foregoing tax withholding obligations are satisfied, we have no obligation to deliver any shares to you under your Restricted Stock Units.

Stock Options

If you participate in this Offer, your Eligible Option Grants will be exchanged for Restricted Stock Units. So that you are able to compare the tax consequences of new Restricted Stock Units to that of your Eligible Option Grants, we have included the following summary as a reminder of the tax consequences generally applicable to options under U.S. federal tax law.

Incentive Stock Options

Under current U.S. federal tax law, an option holder will not realize taxable income upon the grant of an incentive stock option. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. However, an option holder’s alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Except in the case of an option holder’s death or disability, if an option is exercised more than three (3) months after the option holder’s termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules that apply to nonstatutory stock options. Please see the discussion below for details regarding the tax treatment of nonstatutory stock options.

If an option holder sells the option shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made:

•	more than two years after the date the incentive stock option was granted (the new option grant date); and

•	more than one year after the date the incentive stock option was exercised.

If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. Any such capital gain will be taxed at the long-term capital gain rate in effect at the time of sale.

If the disposition is not qualifying, which we refer to as a “disqualifying disposition,” the excess of the fair market value of the option shares on the date the option was exercised (or, if less, the amount realized on the disposition of the shares) over the exercise price will be taxable as ordinary income to the option holder at the time of the disposition.

If the sales price in a disqualifying disposition exceeds the fair market value of the option shares on the date the option was exercised, then the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long-term or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

Unless an option holder engages in a disqualifying disposition, we will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, we will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with applicable reporting requirements.

Nonstatutory Stock Options

Under current law, an option holder generally will not realize taxable income upon the grant of a nonstatutory stock option granted with an exercise price equal to the fair market value of the underlying stock on the date of grant. However, when an option holder exercises the option, the excess of the fair market value of the shares subject to the option on the date of exercise over the exercise price of the option will be compensation income taxable to the option holder.

We will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with applicable reporting requirements.

Upon disposition of the shares, any gain or loss is treated as capital gain or loss. If you were an employee at the time of the grant of the option, any income recognized upon exercise of a nonstatutory stock option generally will constitute wages for which tax withholding will be required.

Note that as a result of the American Jobs Creation Act of 2004, options amended in a certain manner or granted with an exercise price that was lower than the fair market value of the underlying shares at the time of grant may be taxable to you before you exercise your option. As of the date of this Offer, how such options will be taxed is unclear.

14.	EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

We may at any time, and from time to time, extend the period of time during which the Offer is open and delay accepting any Eligible Option Grants tendered for exchange by announcing the extension and/or giving oral or written notice of the extension to the option holders.

Prior to the Expiration Date, we may postpone accepting and canceling any Eligible Option Grants or terminate or amend the Offer if any of the conditions specified in Section 6 occurs. In order to postpone accepting or canceling, we must announce the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling Eligible Option Grants may be limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, which requires that we pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the Offer.

As long as we comply with any applicable laws, we may amend the Offer in any way, including decreasing or increasing the consideration offered in the Offer to option holders or by decreasing or increasing the number of Eligible Option Grants to be exchanged or surrendered in the Offer.

We may amend the Offer at any time by announcing an amendment. If we extend the length of time during which the Offer is open, notice of the amendment must be issued no later than 6:00 a.m., U.S. Pacific Time, on the next business day after the last previously scheduled or announced Expiration Date. Any announcement relating to the Offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change.

If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we may extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934. Under these rules, the minimum period an Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish a notice if we decide to take any of the following actions:

•	increase or decrease what we will give you in exchange for your Eligible Option Grants; or

•	increase or decrease the number of Eligible Option Grants to be exchanged in the Offer.

If the Offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we intend to extend the Offer for a period of ten business days after the date the notice is published.

15.	FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person asking holders of Eligible Option Grants to exchange such Eligible Option Grants pursuant to this Offer.

16.	INFORMATION ABOUT US.

General

Applied Micro Circuits Corporation (AMCC) was incorporated and commenced operations in California in 1979. AMCC was reincorporated in Delaware in 1987. Our principal executive offices are located at 215 Moffett Park Drive, Sunnyvale, California, 94089, and our telephone number is (858) 450-9333. Our website is located at www.amcc.com. The information on our website is not a part of this Offer.

AMCC is a leader in semiconductors and printed circuit board assemblies (PCBAs) for the communications and storage markets. We design, develop, market and support high-performance integrated circuit (IC) products, embedded processors, and storage components, which are essential for the processing, transporting and storing of information worldwide. In the communications market, we utilize a combination of design expertise coupled with system-level knowledge and multiple technologies to offer IC products and PCBAs for wireline and wireless communications equipment such as wireless base stations, edge switches, routers, and gateways, metro transport platforms and core switches and routers. We generate revenues in the communications market primarily through sales of our IC products, embedded processors and PCBAs to original equipment manufacturers (OEMs) such as Alcatel, Ciena, Cisco, Brocade, Fujitsu, Hitachi, Huawei, JDS Uniphase, Juniper, Lucent, Marconi, NEC, Nortel, Siemens, and Tellabs, who in turn supply their equipment principally to communications service providers. In the storage market, we blend systems and software expertise with high-performance, high-bandwidth silicon integration to deliver high-performance, high capacity Serial Advanced Technology Attachment (SATA) Redundant Array of Integrated Disks (RAID) controllers for emerging storage applications such as disk-to-disk backup, near-line storage, network-attached storage (NAS), video and high-performance computing. We generate revenues in the storage market primarily through sales of our SATA RAID controllers through our distribution channel partners who in turn sell to enterprises, small and mid-size businesses, value added resellers (VARs), systems integrators and retail consumers.

Financial

Set forth below is a selected summary of certain financial information about AMCC. This selected financial information is derived from our consolidated financial statements as filed with the SEC. The selected financial data should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006.

(all amounts in thousands except for per share and ratio data)
	March 31,		December 31,
	2006	2005	2006	2005
Condensed Consolidated Selected Balance Sheet Data (at period end):
Working capital	$336,930	$396,258	$290,375	$347,407
Goodwill and intangible assets, net	381,066	534,514	422,009	517,014
Total assets	825,426	1,102,395	816,523	972,367
Long-term debt and capital lease obligations including current portion	—	34	—	—
Total stockholders’ equity	762,808	977,198	756,493	910,927

	Year Ended March 31,		Nine Months Ended December 31,
	2006	2005	2006	2005
Condensed Consolidated Statement of Operations:
Net revenues	$261,844	$253,756	$222,685	$194,851
Gross profit	139,452	130,503	117,822	102,908
Operating loss	(164,881)	(143,211)	(28,466)	(22,889)
Loss before income taxes	(149,008)	(124,512)	(18,551)	(11,008)
Net loss	(148,372)	(127,373)	(18,878)	(10,044)
Basic and diluted net loss per share	$(0.49)	$(0.41)	$(0.07)	$(0.03)
Shares used in calculating basic and diluted net loss per share	300,841	309,456	284,913	302,974

Ratio of Earnings to Fixed Charges:
Earnings:
Loss before income taxes	$(149,008)	$(124,512)	$(18,551)	$(11,008)
Add: Fixed charges	86	35	4	86

	$(148,922)	$(124,477)	$(18,547)	$(10,922)

Fixed Charges:
Interest expense	$86	$35	$4	$86

Ratio of earnings to fixed charges (1)	(1,732)	(3,556)	(4,637)	(127)

(1)	The ratio of earnings to fixed charges is negative due to AMCC’s net loss for all periods presented.

AMCC’s book value per share as of December 31, 2006 was $2.68. Book value per share is the value of our total stockholders’ equity divided by the number of our issued and outstanding common shares, net of shares held in treasury, which at December 31, 2006 amounted to 281,826,071.

17.	ADDITIONAL INFORMATION.

With respect to the Offer, we have filed a Tender Offer Statement on Schedule TO with the SEC. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options.

We also recommend that you review the following materials that we have filed with the SEC before making a decision on whether to exchange your options:

(a)	our Annual Report on Form 10-K for the fiscal year ended March 31, 2006;

(b)	our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2006, September 30, 2006 and December 31, 2006;

(c)	our Current Reports on Form 8-K filed with the SEC on April 5, 2006, May 22, 2006, June 20, 2006, July 3, 2006, July 25, 2006, August 3, 2006 (except for the information furnished under Item 7.01 therein), August 15, 2006, August 29, 2006, September 14, 2006 and November 15, 2006;

(d)	our Definitive Proxy Statement for our fiscal 2006 Annual Meeting of Stockholders, filed with the SEC on January 29, 2007; and

(e)	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 10, 1997, including any amendments or reports filed for the purpose of updating such description.

The SEC file number for these filings is 000-23193. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

100 F Street, N.E. Washington, D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330.

Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Our common stock is quoted on the Nasdaq National Market under the symbol “AMCC”, and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations

1735 K Street, N.W.

Washington, D.C. 20006

We will also provide without charge to each Eligible Employee, upon his or her written or oral request, a copy of this Offer or any or all of the documents to which we have referred you, other than exhibits to those documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

Applied Micro Circuits Corporation

215 Moffett Park Drive

Sunnyvale, California 94089

Attn: Stock Administrator

or by telephoning us at (858) 450-9333 between the hours of 9:00 a.m. and 5:00 p.m., Sunnyvale, California, local time.

As you read the documents listed in this Section 18, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this Offer, you should rely on the statements made in the most recent document.

The information about us contained in this Offer should be read together with the information contained in the documents to which we have referred you.

18.	MISCELLANEOUS.

This Offer and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. However, the safe harbors of Section 27A of the Securities Act and 21E of the Securities Exchange Act of 1934 do not apply to statements made in connection with this Offer. These forward-looking statements involve risks and uncertainties, including those described in our Annual Report on Form 10-K for the fiscal year ended March 31, 2006 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006. WE ENCOURAGE YOU TO REVIEW THE RISK FACTORS CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2006 AND IN OUR QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2006 BEFORE YOU DECIDE WHETHER TO PARTICIPATE IN THE OFFER.

If at any time we become aware of any jurisdiction where the making of this Offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the Offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

Our Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this Offer from us is limited to this document, the attached Summary Term Sheet and Questions and Answers and the Tender Offer Statement on Schedule TO.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, THE ATTACHED SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS AND THE TENDER OFFER STATEMENT ON SCHEDULE TO. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

SCHEDULE A

INFORMATION ABOUT OUR DIRECTORS AND

EXECUTIVE OFFICERS

Our directors and executive officers and their ages, positions and offices as of March 31, 2007, are set forth in the following table:

Name	Age	Positions and Offices Held
Cesar Cesaratto	59	Chairman of the Board
Niel Ransom	57	Director
Fred Shlapak	63	Director
Arthur B. Stabenow	68	Director
Julie H. Sullivan	49	Director
Kambiz Y. Hooshmand	45	Director, Chief Executive Officer and President
Robert H. Bagheri	50	Senior Vice President, Operations and Quality
Scott L. Dawson	52	Vice President, Treasury and Investor Relations
Robert G. Gargus	55	Senior Vice President and Chief Financial Officer
Onchuen D. Lau	42	Senior Vice President, General Manager Integrated Communications Products, ICP
Cynthia J. Moreland	47	Vice President, General Counsel and Secretary
Barbara Murphy	43	Vice President, General Manager, Storage
Roger Wendelken	40	Vice President, World Wide Sales

The business address of each director and executive officer is: Applied Micro Circuits Corporation, 215 Moffett Park Drive, Sunnyvale, CA 94089.

Cesar Cesaratto currently serves as Chairman of the Board of Directors. Mr. Cesaratto has been a director of AMCC since 2002. Mr. Cesaratto is currently retired, but previously worked in the development of start-up technology companies since May 2001. He has held various executive positions with Nortel Networks Corporation spanning component and product development, operations, sales and marketing (from 1970 to May 2001). His most recent position was President Wireless Systems for Europe Middle East and Africa. Mr. Cesaratto serves on the Board of Directors of Gennum Corporation.

Niel Ransom has been a director of AMCC since 2006. Mr. Ransom is currently the President of Ransomshire Associates. He has held various management positions with Alcatel (from 1997 to 2005), including most recently as Chief Technology Officer. Mr. Ransom also serves on the Board of Directors of ECI Telecom, Teknovus and Overture Networks.

Fred Shlapak has been a director of AMCC since 2006. Mr. Shlapak is currently retired, but previously held various executive positions with Motorola from 1971 until his retirement in 2004. His most recent position prior to retirement was President and Chief Executive Officer of the Semiconductor Products Sector at Motorola. Mr. Shlapak also serves on the Board of Directors of Tundra Semiconductor Corporation and Gennum Corporation.

Arthur B. Stabenow has been a director of AMCC since 1998. Mr. Stabenow is currently retired, but previously was the Chairman, President and Chief Executive Officer of Micro Linear Corporation (April 1986 to January 1999). Mr. Stabenow also serves on the Board of Directors of Zoran Corporation.

Julie H. Sullivan, Ph.D. has been a director of AMCC since 2005. Dr. Sullivan has been the Provost and Vice President for Academic Affairs at University of San Diego since July 2005. Prior to that, Dr. Sullivan was a Professor at the University of California, San Diego, Rady School of Management (July 2003 to July 2005) and

Interim Dean and Senior Associate Dean at the University of North Carolina at Chapel Hill, Kenan-Flagler Business School (July 1998 to June 2003).

Kambiz Y. Hooshmand joined AMCC as President and Chief Executive Officer and as a member of the Board of Directors in March 2005. Prior to March 2005 he was with Cisco Systems, where he most recently served as Vice President and General Manager of Cisco’s Optical and Broadband Transport Technology group. At Cisco, Mr. Hooshmand held several executive-level positions in Multi-Service Switching, Digital Subscriber Line (DSL), Carrier Core and Multi-Service, and Optical and Broadband Transport business units. He joined Cisco as a director of engineering as part of the StrataCom acquisition in 1996. Mr. Hooshmand has over two decades of experience in core routing, VoIP, ATM, access and transport technologies. Mr. Hooshmand holds a Master of Science degree in Engineering Management from Stanford University and a Bachelor of Science degree in Electrical Engineering from California State University at Chico.

Robert H. Bagheri, Senior Vice President, Operations and Quality, joined AMCC in November 2005. Before November 2005, he was Executive Vice President, Central Engineering and Operations and Quality and Reliability at Silicon Image, Inc., a public semiconductor company specializing in high-speed serial communications technology, since February 2003. At Silicon Image Mr. Bagheri was responsible for several manufacturing and engineering disciplines as well as quality and reliability functions, strategic business direction, long-range planning and technology and foundry selection. From January 1997 to January 2003, Mr. Bagheri held senior positions at SiRF Technology Inc., a developer of software and semiconductor products designed to provide location awareness capabilities. Prior to SiRF Technology, Mr. Bagheri held various product engineering and management positions at S3 Inc., and Zoran Corporation. Mr. Bagheri received a diploma in electronics engineering from the Cleveland Institute of Electronics.

Scott L. Dawson joined AMCC in February 2000 as Director of Treasury and was promoted to Director of Investor Relations in July 2005. Mr. Dawson has also held the positions of Director of Treasury and Financial Planning and Analysis and Treasurer. Prior to February 2000, Mr. Dawson held several senior financial and operations management positions in the mortgage banking and real estate industries. He began his career in public accounting with Ernst & Young. Mr. Dawson holds a Bachelor of Science degree in Business Administration with an emphasis in Accounting from San Diego State University and is a Certified Public Accountant in the State of California.

Robert G. Gargus joined AMCC in October 2005 as Senior Vice President and Chief Financial Officer. Previously from May 2005 to October 2005, he was Chief Financial Officer of Open-Silicon, a privately held fabless ASIC company. From October 2001 to April 2005, he was Chief Financial Officer of Silicon Image, a public semiconductor company specializing in high-speed serial communications technology, where the company experienced significant growth, a return to solid profitability, and a ten-fold improvement in their market cap. Mr. Gargus served as President and CEO of Telcom Semiconductor, a supplier of semiconductor products for the wireless market, from April 2000 to April 2001 and as CFO from May 1998 to April 2000. Under his leadership, Telcom Semiconductor was selected by Forbes Magazine in October 2000 as one of the “200 Best Small Companies.” Prior to Telcom Semiconductor, Mr. Gargus held various financial and general management positions with Tandem Computers, Atalla Corporation, and Unisys Corporation. Mr. Gargus holds a Master of Business Administration degree in Finance and a Bachelor of Science degree in Accounting from the University of Detroit.

Onchuen D. (Daryn) Lau joined AMCC in May 2005 as Vice President and General Manager, Communications Business Unit and was named Senior Vice President in October 2005. Before May 2005, Mr. Lau was Vice President and General Manager for the serial switching division of Integrated Device Technology (IDT), a semiconductor company for advanced network services. In October 1999, Mr. Lau co-founded ZettaCom, a supplier of high-performance network semiconductor solutions and served as President and Chief Executive Officer. ZettaCom was acquired by IDT in May 2004. Prior to his executive role at ZettaCom, Mr. Lau spent seven years at Cisco Systems where he held various technical positions in both enterprise and service provider business units. Prior to Cisco, Mr. Lau led the ASIC development group NET, a telecom equipment vendor and, at Amdahl, the mainframe division of Fujitsu. Mr. Lau holds a Bachelor of Science degree in Electrical Engineering from University of California, Berkeley.

Cynthia J. Moreland joined AMCC in July 2005 with over 20 years legal experience working with technology companies as both outside and in-house counsel. Prior to July 2005, Ms. Moreland served as “Of Counsel” with McGlinchey Stafford, PLLC where she focused on commercial transactions and litigation, intellectual property, government contracts and corporate compliance. From 1989—2001, Ms. Moreland served in a number of increasingly responsible positions at Motorola including three years as head of legal for Motorola’s Semiconductor Products Sector (now Freescale, Inc.). Ms. Moreland started her legal career in Washington, D.C., with Steptoe & Johnson, one of the country’s largest and most prestigious law firms. Ms. Moreland earned a Bachelor of Arts from the University of Mississippi, magna cum laude and her Juris Doctor from the University of Mississippi, cum laude. She is a past chair of the Legal Issues Committee of the Intelligent Transportation Society of America and a former instructor of government contracts at the University of Phoenix.

Barbara Murphy joined AMCC in April 2004 when AMCC acquired 3ware, Inc., where she served as Vice President of Marketing since May 2003. Ms. Murphy has over 15 years experience in the communications and storage industry. Prior to joining 3ware, Ms. Murphy worked as a marketing consultant since 2001 developing business plans and go-to-market strategies for various technology companies. Ms. Murphy was also the Senior Director of Product Marketing at Roxio (a spin-out from Adaptec, Inc., a manufacturer of high-performance Small Computer System Interface (SCSI) connectivity and network products), where she was responsible for all product management and demand-generation for Roxio’s software product line. Prior to Roxio, Ms. Murphy spent over five years at Adaptec, Inc., holding numerous marketing management positions in the SCSI server and desktop groups. Before joining Adaptec, Ms. Murphy was a marketing manager for British Telecom, North America and earlier she worked as an engineer for GEC Plessey Telecommunications. Ms. Murphy holds a Bachelor of Engineering degree from the University of Limerick, Ireland and a Masters in Business Administration from Santa Clara University, California.

Roger Wendelken joined AMCC in May 2006. Prior to joining AMCC, Mr. Wendelken was Vice President of Sales for the Communications and Consumer Group of Marvell Technology Group, a provider of mixed-signal and digital signal processing integrated circuits to broadband digital data networking markets, since September 2003. From October 2001 to September 2003, Mr. Wendelken was Vice President of Worldwide Sales for Accelerant Networks, a fabless semiconductor company, which develops CMOS based transceivers. Mr. Wendelken’s 16 years of semiconductor sales experience also includes various positions at Advanced Micro Devices, IBM Microelectronics Group, and Metalink Broadband. Mr. Wendelken’s semiconductor sales experience encompasses a number of technology market segments. Mr. Wendelken holds a Bachelors of Science in Electrical Engineering degree from Georgia Institute of Technology.

SCHEDULE B

ADDENDUM FOR EMPLOYEES OF AMCC CANADA

The following is a general summary of the material tax consequences of the voluntary cancellation of Eligible Option Grants in exchange for the grant of Restricted Stock Units for Eligible Employees subject to tax in Canada. This summary is based on the law in effect in Canada as of March 2007. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of Eligible Employees. It should be noted that, although most provinces use the same definitions of income and taxable income as is used at the federal level, certain provinces impose their own income tax through comprehensive tax legislation. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time the Restricted Stock Units are granted, the Restricted Stock Units vest or you sell shares acquired upon vesting of the Restricted Stock Units.

This summary also includes other country-specific requirements that may affect your participation in the offer.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. Accordingly, you are strongly advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

Tax Information

Option Exchange

The tax treatment of the exchange of an Eligible Option Grant for the grant of Restricted Stock Units is uncertain. The Income Tax Act of Canada provides for a tax-free exchange if the value of the underlying securities immediately before the exchange less the exercise price is not less than the value of the underlying securities to be received by you at the time of the exchange for the Restricted Stock Units. Because the Eligible Option Grants are underwater, it is unlikely that you will qualify for this tax-free exchange status.

Instead, it is likely that the Canada Revenue Agency (the “CRA”) will treat the exchange as either (1) a taxable exchange of employee stock options in exchange for the grant of Restricted Stock Units, or (2) two separate transactions (i.e., a tender of existing options for cancellation, followed by a grant of new and unrelated Restricted Stock Units), whereby the tender is viewed as a disposition for no consideration.

For the purposes of this summary, it is assumed that the transactions will qualify as one transaction under Canadian tax law and accordingly, you will have disposed of your Eligible Option Grants for consideration equal to the value of the Restricted Stock Units.

Therefore, you must include in your income for the year of the Offer the amount of this benefit (i.e., the value of the Restricted Stock Units). However, if your Eligible Option Grants qualify for favorable tax treatment in Canada (see discussion below), you will be entitled to deduct one-half of the amount of the gain in computing taxable income. (Please see the example below for details on how the tax is calculated.) Your employer will determine and communicate to you the taxable amount at the time of the exchange and will withhold tax and social security contributions on such amount. For the purpose of computing the value of the Restricted Stock Units, we will apply standard valuation techniques that the CRA may or may not agree with.

Qualification for Favorable Tax Treatment

Your Eligible Option Grants may qualify for favorable tax treatment in Canada. If that is the case, you would be able to exclude one-half of the income you realize upon exercise of the Eligible Option Grants (i.e., the difference between the exercise price you pay and the fair market value of the shares at exercise) from taxation. Furthermore, you would be able to defer taxation on the remaining one-half of option income until the earliest of

[1]

Please note that we cannot make any assurances that your Eligible Option Grants qualify for favorable tax treatment. You will have to determine the availability of the favorable treatment on a case-by-case basis.

the time that you sell the shares purchased upon exercise, die or become a non-resident of Canada, provided you file a deferral election with your employer and your Eligible Option Grants are not worth more than C$100,000 (calculated based on the fair market value of the shares subject to the option at grant).

No such favorable tax treatment will be available for Restricted Stock Units which are taxed at vesting as described herein. Therefore, before you decide to participate in the Offer, you should carefully consider the impact of the favorable tax treatment on your Eligible Option Grants, as well as the fact that you will be subject to tax at the time of the exchange, as described above.

Vesting of Restricted Stock Units

When your Restricted Stock Units vest and shares are issued to you, you will be required to include in your income for the year of vesting the fair market value of the shares issued to you. You will be able to deduct from the income the value of the Eligible Option Grants exchanged in consideration for the Restricted Stock Units, which we will determine and communicate to you. For the purpose of computing the value of the Eligible Option Grants, we will apply standard valuation techniques that the CRA may or may not agree with. (Please see the example below for details on how the tax is calculated.)

Please note that, if you terminate employment before vesting, you likely will not be allowed to deduct the amount previously included in income at the time of the exchange. However, you should have realized a capital loss from the disposition of your right to receive Restricted Stock Units and will be able to offset one half thereof in computing the taxable portion of capital gains realized in the same year, the preceding three years or any subsequent year. Since you will not have any proceeds of disposition, the amount of your capital loss should be the value of the Eligible Option Grants at the time of the exchange which is your cost of receiving your right to the Restricted Stock Units.

Sale of Shares

When you subsequently sell the shares acquired upon vesting, you will be subject to income tax at your marginal tax rate on any gain you realize. Although not entirely clear, the taxable gain will likely be calculated as one-half of the difference between the sale price and the adjusted cost basis of the shares (generally, the value of the Eligible Option Grants you gave up on the date of exchange less any brokerage fees).

One-half of any loss arising from the sale of the shares may be deducted from any taxable gain for the year, the previous three years, or any subsequent tax year.

Withholding and Reporting

Your employer will withhold income tax and any applicable social security contributions on the exchange of the options and the vesting of the Restricted Stock Units and will report the income recognized to the CRA. A copy of the T4 form containing this information will be delivered to you prior to the last day of February in the year following the year in which you have taxable income. It is your responsibility to pay tax on the income arising from the sale of shares.

Example

Assume you have an Eligible Option Grant for 6,000 shares at an exercise price of $8/share. If you elect to participate in the Offer, you will receive Restricted Stock Units for 1,000 shares in the exchange. Further assume that the market value of our shares is $4 at the time of the exchange and that your Eligible Option Grant qualified for favorable tax treatment in Canada.1 Finally, assume that the market value of our shares on the first vesting date of your Restricted Stock Units is $6.

At the time of the exchange, you will be subject to tax on the value of the Restricted Stock Units. The value of the Restricted Stock Units is determined at the time of the exchange using standard valuation techniques that the CRA may or may not agree with and is generally based on the market value of the underlying shares at the time of the exchange (i.e., $4,000 = $4 x 1,000 shares). Because your Eligible Option Grant qualified for favorable tax treatment, you will be able to deduct one-half of the total gain, meaning that your total taxable income at the time of the exchange will be $2,000 (i.e., ($4,000 / 2).

This amount will be subject to income tax and social security contributions. Assuming your combined income tax and social security contribution rate is 45%, you will owe $900 in taxes at the time of the exchange. The tax will be withheld by your employer from your salary or from any other funds payable to you.

At the time of vesting of the Restricted Stock Units, you will be subject to tax on the market value of the shares issued to you at vesting, minus the value of your (cancelled) Eligible Option Grant. Because your Restricted Stock Units will vest in semi-annual installments over two years, you will receive 250 shares on the first vesting date (provided you remain employed by us). The market value of these shares is $1,500 (i.e., $6 x 250 shares). For purposes of this example only, please assume that the value of your cancelled option (determined under a Black-Scholes valuation model) is $1,000. Therefore, you will be subject to tax on $500 on the first vesting date.

This amount will be subject to income tax and social security contributions. Assuming your combined income tax and social security contribution rate is 45%, you will owe $225 in taxes on the first vesting date. The tax will be withheld by your employer from your salary, any other funds payable to you or directly from the shares issued to you at vesting. Please note that additional taxes will apply on subsequent vesting dates.

Assuming the market value of our shares remained at $6 on each subsequent vesting date, you would owe an additional $225 in taxes on each of the three remaining vesting dates. Therefore, you would have paid a total of $1,800 in taxes in the exchange and at vesting. This means that your net gain will be $4,200 (i.e., $6,000-$1,800).

Consent To Receive Information In English For Quebec Participants

The parties acknowledge that it is their express wish that the Offer, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la rédaction en anglais de cet offre, ainsi que de tous documents exécutés, avis donnés et procédures judiciaries intentées, directement ou indirectement, relativement à ou suite au présent offre.

STOCK OPTION EXCHANGE

QUESTIONS AND ANSWERS

These Questions and Answers relate to our offer to exchange all outstanding options to purchase shares of our common stock that have an exercise price equal to or greater than $4.90 per share (Offer). They are to be read in conjunction with the Offer of which they are a part.

Q1	What is the stock option exchange program?

A1	Our stock option exchange program (also referred to in these materials as the Offer) is a voluntary program permitting eligible employees to exchange stock options that have an exercise price that is equal to or greater than $4.90 per share (Eligible Option Grants) for a reduced number of Restricted Stock Units (Restricted Stock Units) to be granted under our 2000 Equity Incentive Plan (2000 Plan). The Restricted Stock Units are expected to be granted shortly after May 10, 2007, or a later date if we extend the Expiration Date of the Offer.

The Offer will be open to all persons (Eligible Employees) that as of the commencement of the Offer are employed by us and our Canadian subsidiary, Applied Micro Circuits Corporation Canada (AMCC Canada). However, members of our Board of Directors and our executive officers will not be eligible to participate in the Offer.

Your participation in this Offer is voluntary; you may either keep your current Eligible Option Grants at their current exercise price or cancel those Eligible Option Grants in exchange for a reduced number of Restricted Stock Units.

Q2	Why is the Option Exchange Program being offered?

A2	In light of the decline in the price of our common stock during the last several years, we recognize that many of our employees hold options with exercise prices significantly higher than the current market price of our common stock. As of March 31, 2007, Eligible Employees held options for approximately 9,888,782 shares with exercise prices ranging from $4.90 per share to $87.24 per share. As of April 5, 2007, the closing price of our common stock as reported by the Nasdaq was $3.50. We believe that these “out of the money” options are no longer effective as performance and retention incentives, and that to enhance long-term stockholder value we need to maintain competitive employee compensation and incentive programs. An equity stake in the success of the company is a critical component of these programs. We believe the Offer will provide us with an opportunity to restore for Eligible Employees the ability to participate economically in our future growth and success.

Q3	Why can’t I just be granted additional options?

A3	We strive to balance the need for a competitive compensation package for our employees with the interests of our stockholders. Because of the large number of stock options that are currently outstanding, a large grant of new options could potentially have a dilutive effect on our earnings per share. Additionally, one of the goals of the Offer is to reduce our significant stock option “overhang” consisting of options which we believe are not serving their intended purpose of incentivizing employees.

Q4	What options may I exchange as part of this program?

A4

As described more fully below, we are offering to exchange certain stock options held by Eligible Employees that are currently outstanding under our 1992 Equity Incentive Plan, our 2000 Plan, the MMC Networks, Inc. 1997 Stock Plan, the JNI Corporation 2000 Non-Qualified Stock Option Plan, the 3ware,

Inc. 1997 Stock Option Plan, and the Raleigh Technology Corp. Equity Compensation Plan (Company Option Plans).

Any option with an exercise price equal to or greater than $4.90 per share that is outstanding on the Expiration Date of the Offer, which is currently expected to be May 10, 2007, or a later date if we extend the Offer, will be eligible for exchange.

If you attempt to exchange an option having an exercise price less than $4.90 per share, that option will not be an Eligible Option Grant and any election you may have made to exchange that option will not be accepted by us.

Q5	May I tender options that I have already exercised?

A5	The Offer only permits the exchange of options, and does not apply in any way to shares purchased, whether upon the exercise of options or otherwise (including purchases via the open market and our Employee Stock Purchase Plan), whether or not you have vested in those shares. If you have exercised an Eligible Option Grant in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an Eligible Option Grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. Eligible Option Grants for which you have both properly submitted an exercise notice and tendered the exercise price prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q6	Are purchase rights granted under our Employee Stock Purchase Plan eligible for exchange under the Option Exchange Program?

A6	No. Neither purchase rights granted under our Employee Stock Purchase Plan nor shares of our common stock acquired under our Employee Stock Purchase Plan are eligible for exchange in the Offer.

Q7	How many Restricted Stock Units will I receive for the options that I exchange?

A7	The number of Restricted Stock Units that you will receive in the Offer is related to the exercise price of your Eligible Option Grants. We have established seven exchange ratios for Eligible Option Grants depending on their exercise prices. The following table sets forth the seven exchange ratios and the range of exercise prices applicable to each exchange ratio:

Exercise Price Range	Exchange Ratio: Option Shares per Restricted Stock Unit
$4.90 - $5.50	2.5 to 1
$5.51 - $6.25	3.2 to 1
$6.26 - $7.00	5.5 to 1
$7.01 - $10.00	6 to 1
$10.01 - $15.00	12 to 1
$15.01 - $20.00	15 to 1
$20.01 and above	20 to 1

The total number of Restricted Stock Units an Eligible Employee will receive with respect to a surrendered Eligible Option Grant will be determined by applying the applicable exchange ratio to the number of shares underlying the surrendered Eligible Option Grant and rounding to the nearest whole share. For example, if an Eligible Employee holds an option to purchase 1,000 shares of our common stock at an exercise price of $5.00 per share, he or she would be entitled to exchange that option for 400 Restricted Stock Units (i.e., after applying the applicable 2.5 to 1 exchange ratio set forth in the table above).

Q8	Why isn’t the exchange ratio simply one-for-one and how were the exchange ratios calculated?

A8	Our stock option exchange program is designed to balance our interests and those of our employees and stockholders. In general, the exchange ratios selected for this Offer were intended to result in the issuance of Restricted Stock Units having a fair value approximately equivalent to the fair value of the Eligible Option Grants surrendered in the Offer, as calculated using the Black-Scholes valuation model (a model for calculating the value of derivative securities).

Q9	If the price of our common stock were to increase after the date on which my Eligible Option Grants are cancelled, is it possible that those cancelled Eligible Option Grants would have ultimately been more economically valuable than the Restricted Stock Units I received in exchange for them?

A9	Yes. If the price of our common stock increases after the date on which your Eligible Option Grants are cancelled, those cancelled Eligible Option Grants might prove to have been worth more than the Restricted Stock Units that you receive in exchange for them. For example, if you exchange Eligible Option Grants covering 1,000 shares with an exercise price of $5.00 per share, you would receive a grant of 400 Restricted Stock Units (after applying the applicable exchange ratio of 2.5 Eligible Option Grant shares for every one Restricted Stock Unit). Assume, for illustrative purposes only, that two years after the Restricted Stock Unit grant date the fair market value of our common stock had increased to $10.00 per share. Under this example, if you had kept your exchanged Eligible Option Grants, exercised them, and sold the underlying shares at $10.00 per share, you would have realized a pre-tax gain of $5,000, but if you exchanged your options and sold the shares subject to the Restricted Stock Units for $10.00 per share, you would only realize a pre-tax gain of $4,000.

For any particular option, the price of our Common Stock at which the exchange would be a “break-even” proposition can be calculated in a few simple steps. First, start with the applicable exchange ratio. For example, the exchange ratio for Eligible Option Grants with a $5.00 exercise price is 2.5. Next, divide the applicable exchange ratio by itself minus one—this number will be the “break-even multiple.” Thus, for the example in the preceding paragraph, you would divide the applicable exchange ratio (2.5) by itself minus 1 (1.5), yielding 1.67—this number is the “break-even multiple.” Since the option exercise price in the example was $5.00, the “break-even price” of our common stock for that option would be $5.00 multiplied by 1.67, or $8.35. If the fair market value of our common stock at the time of sale were to exceed the “break-even price” (such as $8.35 in the above example), you would be better off economically keeping the exchanged Eligible Option Grants. However, if the fair market value of our common stock at the time of sale were less than the “break-even price,” you would be better of economically exchanging the Eligible Option Grants for Restricted Stock Units.

The following table sets forth the “break-even multiples” and the range of exercise prices applicable to each break-even multiple:

Exercise Price Range	Break-Even Multiple
$4.90 - $5.50	1.67
$5.51 - $6.25	1.45
$6.26 - $7.00	1.22
$7.01 - $10.00	1.20
$10.01 - $15.00	1.09
$15.01 - $20.00	1.07
$20.01 and above	1.05

Note that this discussion of the “break-even multiple” and “break-even price” does not take into account vesting. Many of the Eligible Option Grants are fully vested, whereas the Restricted Stock Units granted pursuant to the Offer will be subject to vesting restrictions. You should take into account both the “break-

even multiple” (and your judgment regarding the future value of our common stock) and the fact that the Restricted Stock Units are subject to future vesting when deciding whether to participate in this Offer.

Q10	When will I receive my Restricted Stock Units?

A10	If you participate in the Offer, you will be granted your Restricted Stock Units shortly after May 10, 2007, or a later date if we extend the Offer.

Q11	How will my Restricted Stock Units vest?

A11	Restricted Stock Units issued in the Offer will be completely unvested at the time they are granted and will become vested on the basis of your continued employment with us or one of our subsidiaries. The Restricted Stock Units will vest in equal semi-annual installments over two years measured from the date of grant, regardless of the extent to which the corresponding Eligible Option Grants were vested upon surrender. A participant in the Offer will forfeit any Restricted Stock Units received that remain unvested at the time his or her employment with us or one of our subsidiaries terminates for any reason. Under the terms of the 2000 Plan, all stock awards, including Restricted Stock Units, held by persons whose service with us has not terminated generally have one year of additional vesting in the event of certain change-in-control transactions.

IF YOU EXCHANGE ELIGIBLE OPTION GRANTS FOR RESTRICTED STOCK UNITS AND YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES FOR ANY REASON BEFORE THE SECOND ANNIVERSARY OF THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, THEN YOU WILL FORFEIT ANY RESTRICTED STOCK UNITS RECEIVED THAT REMAIN UNVESTED AT THE TIME YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES.

Q12	What are the other terms and conditions of my Restricted Stock Units?

A12	Each Restricted Stock Unit represents a right to receive one share of our common stock on a fixed settlement date, which is the date on which the Restricted Stock Unit vests, subject to the Eligible Employee’s continued employment. An Eligible Employee is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her Restricted Stock Units. However, Eligible Employees generally will recognize taxable income upon settlement of the Restricted Stock Units that is subject to income and employment tax and/or social security contribution withholding. We may elect to satisfy our tax withholding obligations by deducting from the shares of common stock that would otherwise be issued in settlement of Restricted Stock Units a number of whole shares having a fair market value that does not exceed the applicable minimum statutory withholding requirements. Alternatively, we may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. All other terms and conditions of the Restricted Stock Units issued in the Offer will be substantially the same as those that apply generally to restricted stock units granted under the 2000 Plan. For additional information regarding the terms of the Restricted Stock Units to be issued in the Offer, please refer to the 2000 Plan prospectus and supplement on our intranet website located at http://sp.amcc.com/finance/stockadmin/default.aspx.

Q13	Are there conditions to the Offer?

A13	Yes. The Offer is subject to a number of conditions, including the conditions described in Section 6 of the Offer which you should read carefully. However, the Offer is not conditioned on a minimum number of option holders accepting the Offer or a minimum number of Eligible Option Grants being exchanged.

Q14	Are there any eligibility requirements I must satisfy in order to receive the Restricted Stock Units?

A14	In order to receive Restricted Stock Units, you must be employed by us or by AMCC Canada (including employees on a leave of absence) on the Commencement Date and you must remain continuously employed by us or one of our subsidiaries or be on a leave of absence protected by statute through the Expiration Date and the date Restricted Stock Units are granted. However our executive officers and members of our Board of Directors are not eligible to participate in the Offer.

IF YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES AFTER YOU TENDER YOUR OPTIONS BUT PRIOR TO THE EXPIRATION DATE, YOU ARE NOT ELIGIBLE TO PARTICIPATE IN THE OFFER. IF YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES FOLLOWING THE EXPIRATION DATE AND PRIOR TO THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, YOU WILL NOT RECEIVE ANY RESTRICTED STOCK UNITS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN EXCHANGED AND YOUR EXCHANGED ELIGIBLE OPTION GRANTS WILL NOT BE REINSTATED. IF THE OPTIONS THAT YOU TENDERED FOR EXCHANGE HAVE AN EXERCISE PRICE THAT IS LESS THAN $4.90 PER SHARE, THEY ARE NOT ELIGIBLE TO BE EXCHANGED IN THE OFFER. PARTICIPATION IN THIS OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN EMPLOYED BY US OR ANY OF OUR SUBSIDIARIES.

IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE OR THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q15	Are employees who tender their Eligible Option Grants and are on a leave of absence on the date the Restricted Stock Units are granted eligible to participate?

A15	If you tender your Eligible Option Grants and they are cancelled in the Offer and, on the date Restricted Stock Units are granted, you are on a leave of absence protected by statute, then you will be entitled to receive a Restricted Stock Unit on the date Restricted Stock Units are granted. If, however, on the date Restricted Stock Units are granted you are on a leave that is not protected by statute, then the Restricted Stock Units will be issued on the date, if any, that you return to regular employment with us or one of our subsidiaries.

Q16	Are the terms and conditions of the Offer the same for everyone?

A16	No. The terms and conditions are not the same for everyone. Restricted Stock Units granted to employees of AMCC Canada may be subject to different terms and conditions than those granted to persons employed in the United States. If you are an employee of AMCC Canada, please see Schedule B of the Offer for more details.

Q17	How should I decide whether or not to participate?

A17	We understand that this will be a challenging decision for everyone. The Offer does carry considerable risk, and there are no guarantees regarding our future stock performance. As a result, the decision to participate must be your personal decision, and it will depend largely on your assumptions about the future overall economic environment, the performance of the Nasdaq, our own stock price and our business and your desire and ability to remain an employee of AMCC until the Expiration Date and the date the Restricted Stock Units become vested (also see Question & Answer 9). AMCC cannot advise you on the decision to participate in the Offer, and we have not authorized anyone to make any recommendation on our behalf as to your choices.

Q18	How does the Offer work?

A18	On or before the Expiration Date (which we currently expect to be May 10, 2007), you may decide to exchange any of your Eligible Option Grants for a reduced number of Restricted Stock Units. The number of Restricted Stock Units you are entitled to receive upon exchange of your Eligible Option Grants will be determined by the applicable exchange ratio (see Question & Answer 7).

Q19	What if my Eligible Option Grants are not currently vested? Can I exchange them?

A19	Yes. Your Eligible Option Grants do not need to be vested in order for you to exchange them in the Offer.

Q20	If I elect to exchange my Eligible Option Grants, do I have to exchange all of my Eligible Option Grants or can I just exchange some of them?

A20	If you have more than one Eligible Option Grant, then you may exchange any or all of them. However, you cannot exchange part of any particular Eligible Option Grant and keep the balance; you must exchange all unexercised shares that are subject to each particular Eligible Option Grant that you tender in this Offer.

Q21	My options are separated between incentive stock options and nonqualified stock options because my original grant exceeded the $100,000 limit on incentive stock options imposed by U.S. tax laws. Can I cancel one part but not the other? (This question is relevant only for employees who are located in the United States.)

A21	No. An option that has been separated into a partial incentive stock option and a partial nonqualified stock option is still considered to be a single option, and cannot be separated for purposes of this Offer.

Q22	Can I exchange the remaining portion of an Eligible Option Grant that I have partially exercised?

A22	Yes. If you have exercised an Eligible Option Grant in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. Options for which you have properly submitted an exercise notice prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

Q23	Will I be required to give up all of my rights under the cancelled options?

A23	Yes. Once we have accepted your exchanged options, your exchanged Eligible Option Grants will be cancelled and you will no longer have any rights thereunder. We intend to cancel all exchanged Eligible Option Grants on the same U.S. business day as the Expiration Date. We currently expect that the Expiration Date will be May 10, 2007. (See Section 6)

Q24	Will the terms and conditions of my Restricted Stock Units be the same as my exchanged options?

A24	Restricted Stock Units are a different type of award than stock options, and so the terms and conditions of your Restricted Stock Units will necessarily be different from your stock options. Your Restricted Stock Units will be granted under our 2000 Plan and will be subject to a Restricted Stock Unit agreement between you and the Company. If you exchange Eligible Option Grants for Restricted Stock Units and your employment with us or one of our subsidiaries terminates for any reason before the second anniversary of the date the Restricted Stock Units are granted, then you will forfeit any Restricted Stock Units received that remain unvested at the time your employment with us or one of our subsidiaries terminates. (See Questions & Answers 11 and 12)

Q25	AMCC’s stockholders recently approved a series of amendments to AMCC’s Certificate of Incorporation to effect a reverse stock split of AMCC’s common stock. How, if at all, will the reverse stock split affect the Offer?

A25	Our stockholders recently approved amendments to our Certificate of Incorporation to effect a reverse stock split of our common stock pursuant to which any whole number of outstanding shares between two and four would be combined into one share of common stock, and authorized our Board of Directors to select and file one such amendment. In the event that our Board of Directors decides to implement the reverse stock split prior to the Expiration Date, the threshold exercise price for participating in the Offer, as well as the range of exercise prices applicable to each exchange ratio in the Offer, will be adjusted proportionately.

Alternatively, in the event our Board of Directors decides to implement the reverse stock split between the Expiration Date and the issuance of the Restricted Stock Units, the number of shares to be covered by the Restricted Stock Units to be issued in the Offer will be adjusted proportionately.

If our Board of Directors does not implement the reverse stock split prior to the issuance of the Restricted Stock Units in the Offer, then the Offer will not be affected by the reverse stock split.

Q26	Will I have to pay taxes if I participate in the Offer?

A26	If you participate in the Offer and are a citizen or resident of the United States, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange. On the date Restricted Stock Units are granted, you generally will not be required under current law to recognize income for U.S. federal income tax purposes. However, you generally will have taxable income when your Restricted Stock Units vest, at which time we will also generally have a tax withholding obligation. We may withhold a sufficient number of otherwise distributable shares of common stock when Restricted Stock Units vest to satisfy our tax withholding obligation. Alternatively, we may require you to satisfy the applicable tax withholding requirements through payroll withholding, by withholding proceeds received upon sale of the underlying common stock through a sell-to-cover arrangement, or otherwise. You may also have taxable income when you sell the shares issued upon settlement of the Restricted Stock Unit. (See Section 13)

If you are a tax resident of a country other than the United States, the tax consequences of participating in the Offer, as well as for your Restricted Stock Units, may be different. Please be sure to read Schedule B attached hereto which discusses the potential tax consequences for employees of AMCC Canada.

For all employees, we strongly recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in this Offer. If you are a tax resident of or subject to the tax laws in more than one country, you should be aware that there might be additional tax and social insurance consequences in more than one country that may apply to you.

Q27	What are the tax implications for not participating in this Offer? (This question applies only to employees in the United States)

A27	We do not believe that the Offer will change any of the terms of your Eligible Option Grants if you do not accept the Offer. However, the U.S. Internal Revenue Service (IRS) may characterize the Offer as a modification of those Eligible Option Grants that are incentive stock options, even if you decline the Offer. A successful assertion by the IRS that your Eligible Option Grants have been modified could extend the Eligible Option Grants’ holding period to qualify for favorable tax treatment and cause a portion of your Eligible Option Grants to be treated as nonqualified stock options. If you choose not to exchange your Eligible Option Grants and you have been granted incentive stock options, we recommend that you consult with your own tax advisor to determine the tax consequences of the exercise of those Eligible Option Grants and the sale of the common stock that you will receive upon exercise.

Q28	What if my employment is terminated prior to the Expiration Date?

A28	If you elect to exchange Eligible Option Grants, your election will be irrevocable after 5:00 P.M. U.S. Pacific Time on the Expiration Date, which is currently expected to be May 10, 2007. Therefore, if your employment with us or one of our subsidiaries terminates, whether voluntarily, involuntarily or for any other reason (including death), prior to the Expiration Date, you will not receive any Restricted Stock Units. If your employment with us is terminated as part of any announced reduction in force, you will fall in this category. THEREFORE, IF YOU ARE NOT EMPLOYED BY US OR ONE OF OUR SUBSIDIARIES ON THE EXPIRATION DATE, YOU WILL NOT RECEIVE ANY RESTRICTED STOCK UNITS.

IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE OR THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q29	What if my employment is terminated after the date that my Eligible Option Grants are cancelled and before the date the Restricted Stock Unit is granted?

A29	If your employment with us or one of our subsidiaries is terminated, whether voluntarily, involuntarily or for any other reason (including death) after the Expiration Date and prior to the date the Restricted Stock Unit is granted, you will forfeit the Eligible Option Grants that were cancelled, and you will not receive any Restricted Stock Units. If your employment with us is terminated as part of any announced reduction in force, you will fall in this category.

IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THIS OFFER DOES NOT CHANGE THE “AT-WILL” NATURE OF YOUR EMPLOYMENT, AND YOUR EMPLOYMENT MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE EXPIRATION DATE OR THE DATE THE RESTRICTED STOCK UNITS ARE GRANTED, FOR ANY REASON, WITH OR WITHOUT CAUSE.

Q30	How long will this Offer remain open?

A30	Presently, the Offer is scheduled to remain open until 5:00 p.m., U.S. Pacific Time, on the Expiration Date, which is currently expected to be May 10, 2007. We currently have no plans to extend the Offer beyond May 10, 2007. However, if we do extend the Offer, you will be notified of the extension. If we extend the Offer, we will announce the extension no later than 6:00 a.m., U.S. Pacific Time, on the next business day following the scheduled or announced Expiration Date.

Q31	What do I need to do to exchange my Eligible Option Grants?

A31	To exchange your Eligible Option Grants, you must complete and submit the Election Form found at http://sp.amcc.com/finance/stockadmin/default.aspx to AMCC Stock Administration via hand delivery, interoffice mail or facsimile to (858) 535-3502 before 5:00 p.m., U.S. Pacific Standard Time, on the Expiration Date, which is expected to be May 10, 2007. If you are an employee on a leave of absence as of the Commencement Date, Stock Administration will mail to you an Election Form and Notice of Withdrawal. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted. We may reject any Eligible Option Grant if we determine the Election Form is not properly completed or to the extent that we determine it would be unlawful to accept the Eligible Option Grants.

Q32	What is the deadline to elect to participate in the Offer?

A32

You must deliver your Election Form to Stock Administration via hand delivery, interoffice mail or facsimile to (858) 535-3502 by 5:00 p.m., U.S. Pacific Standard Time, on the Expiration Date, which is expected to be May 10, 2007. Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than 6:00 a.m., U.S. Pacific Time, on the next business day following the scheduled or announced Expiration Date.

Q33	Can I change my election? How often?

A33	Yes. You can change your election at any time by either delivering a Notice of Withdrawal or revising and re-delivering your Election Form, each to Stock Administration via hand delivery, interoffice mail or facsimile to (858) 535-3502, prior to the deadline. There is no limit to the number of times you can change your election prior to the deadline. However, the last Notice of Withdrawal or Election Form you deliver prior to the deadline will determine your decision to elect.

Q34	What will happen if I don’t turn in my form by the deadline?

A34	If you miss this deadline, you cannot participate in the Offer. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.

Q35	Will I receive a confirmation of my election?

A35	Yes. After you deliver an Election Form, Stock Administration will send you an email confirmation indicating we have received your Election Form and stating where you can find information regarding the number of Restricted Stock Units that you are eligible to receive pursuant to the Offer. Similarly, after you deliver a Notice of Withdrawal, Stock Administration will send you an email confirmation indicating we have received your Notice of Withdrawal. You should print these email confirmations and keep them with your records.

Q36	What if I don’t accept this Offer?

A36	This Offer is completely voluntary. You do not have to participate, and there are no penalties for electing not to participate in this Offer. However, if you are an employee residing in the United States, you choose not to participate in this Offer and your Eligible Option Grants are incentive stock options, the IRS could decide that the Offer is a modification of the status of your incentive stock options. A successful assertion by the IRS that your incentive stock options are modified could extend the holding period of the incentive stock options to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options. For further details, please consult with your personal tax advisor.

Q37	Where do I go if I have additional questions about this Offer?

A37	Please direct your questions to Stock Administration, (858) 535-3445 or stockadm@amcc.com. We will review these questions periodically throughout the exchange period and to the extent we deem it appropriate, we will add the appropriate information to the Questions & Answers section of the website established for this Offer, which is located at http://sp.amcc.com/finance/stockadmin/default.aspx.